                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSI0N
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                            Westmoreland Coal Company

                   ------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    960878106

                   -------------------------------------------
                                 (CUSIP Number)

                             Frank E. Williams, Jr.
                              2789-B Hartland Road
                          Falls Church, Virginia 22043
                                 (703) 641-4612

                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                                 Communications)

                                  JULY 26, 2000

                  --------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106
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1   NAME OF REPORTING PERSON  Frank E. Williams, Jr.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)(a) |X| (b) |_|

-------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF

-------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------
                      7      SOLE VOTING POWER
                                 288,634

                      ----------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY      ----------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                     288,634
     REPORTING        -----------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     0
 --------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

                                 288,634

 --------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES  (See Instructions) |_|

 --------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 3.92%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
                                 IN

1. NAME OF REPORTING PERSON  Guy Orlando Dove, III
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   ###-##-####
 -------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)(a) |X| (b) |_|
 -------------------------------------------------------
3  SEC USE ONLY

 -------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   PF, AF
 -------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) |_|
 -------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
 -------------------------------------------------------
                      7      SOLE VOTING POWER
                                252,820
                     -----------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                   10,000
    BENEFICIALLY     -----------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                    252,820
     REPORTING       -----------------------------------
       PERSON
        WITH         10     SHARED DISPOSITIVE POWER
                                0
 -------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
       262,820
 -------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
   (See Instructions) |_|
 ----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.45%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN,AF

1. NAME OF REPORTING PERSON  Stephen D. Rosenbaum
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 --------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
 --------------------------------------------------------
3 SEC USE ONLY

 --------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)
  PF
 -------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e) |_|
 --------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States
 --------------------------------------------------------
                      7      SOLE VOTING POWER
                              136,624
                     ------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY     ------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                  136,624
      REPORTING      ------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
                                 0
 --------------------------------------------------------

11 AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH
   REPORTING PERSON

                                     136,624
 --------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
   (See Instructions) |_|
 --------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.90%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN.

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This Amended 13D is filed solely for the purpose of amending Item 4, to read in its entirety as set forth below. All other items of the Form 13D/A previously filed in July 2000 remain as reported in that document.

Item 4.  Purpose of Transaction.

       The reporting persons (the "Group") have decided to work together to take such steps as they may deem necessary or helpful in the interests of the Company's shareholders, and, in particular, the interests of Depositary Shareholders. These steps include the solicitation of consents of the Depositary shareholders to the removal of the present Preferred Stock directors and their replacement by Messrs. Williams and Dove.

       The Group does not plan to acquire additional securities or dispose of securities presently owned. However, each member of the Group reserves the right to acquire additional securities or dispose of securities as market conditions may warrant.

       The present Committee, as the Committee is now constituted, has no plans other than those stated in this document regarding the affairs of the Company. However, the individual members of the Committee are aware of a filing with Securities and Exchange Commission by Nelson Obus, a former member of the Committee, on behalf of Wynnefield Capital, Inc. and affiliated entities. This filing notes that while those entities ("Reporting Persons") have acquired their securities in the Company for investment purposes, they may in the future determine to: (i) acquire additional securities of the Company, thorough conversion of the Depositary Shares, open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Company owned by them, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition of any person of additional securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiaries; (c) the sale or transfer of a material amount of assets of the Company or its subsidiaries; (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or terms of directors ore to fill any existing vacancies in the board of directors of the Company; (e) any material changes in the present capitalization or dividend policy of the Company; (f) any other material changes in the Company's charter, by-laws or corporate structure or instruments; any other action whether or not similar to those enumerated above. The Reporting Persons also reserved the right to take other actions to influence the management of the Company should they deem such actions appropriate.

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While the members of the Committee have no plans, arrangements or understandings with Mr. Obus or the affiliated entities, and at this time have not formulated any such plans, arrangements or understandings as the Committee; depending heavily on the outcome of this current action to enhance shareholder value, it is possible that members of the Committee will seek to work with Mr. Obus, or independently pursue the actions so delineated, in furtherance of the above-stated goals.

       The response to this Item 4 is applicable to and incorporated by reference into the response of each reporting person set forth below.


SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 25, 2000
                          S/Frank E. Williams,Jr.
                         -------------------------
                            Frank E. Williams, Jr.

Date:  July 25, 2000
                          S/Guy O. Dove
                          -------------
                            Guy O. Dove, III

Date:  July 25, 2000
                          S/Stephen D. Rosenbaum
                          ----------------------
                            Stephen D. Rosenbaum